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                                                           OMB APPROVAL
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                           UNITED STATES OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                              Commission File Number     1-3506
                                                                    ------------

                           Georgia-Pacific Corporation
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             (Exact name of registrant as specified in its charter)

       133 Peachtree Street, N.E., Atlanta, Georgia 30303, (404) 652-4000
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

             Georgia-Pacific Corporation--Timber Group Common Stock
        Timber Group Rights to Purchase Series C Junior Preferred Stock
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            (Title of each class of securities covered by this Form)

         Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock
             Premium Equity Participating Security Units--PEPS Units Georgia-Pacific Group Rights to Purchase Series B Junior Preferred Stock
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(l)(i)     /x/          Rule 12h-3(b)(l)(i)       /x/
         Rule 12g-4(a)(l)(ii)    / /          Rule 12h-3(b)(1)(ii)      / /
         Rule 12g-4(a)(2)(i)     / /          Rule 12h-3(b)(2)(i)       / /
         Rule 12g-4(a)(2)(ii)    / /          Rule 12h-3(b)(2)(ii)      / /
                                              Rule 15d-6                / /

         Approximate number of holders of record as of the certification or
notice date:   0
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         Pursuant to the requirements of the Securities Exchange Act of 1934,
Georgia-Pacific Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:      October 9, 2001             By: /s/ Kenneth F. Khoury
        ----------------------             ------------------------------------
                                           Kenneth F. Khoury
                                           Vice President, Deputy General
                                           Counsel and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.